Exhibit 28.1

                                                FOR IMMEDIATE RELEASE
                                                APRIL 13, 1999
                                                FOR ADDITIONAL INFORMATION
                                                CONTACT:  DARRELL E. BLOCKER
                                                          SR VICE PRESIDENT, CFO
                                                          (219) 356-3311



                         NORTHEAST INDIANA BANCORP, INC.
                        ANNOUNCES FIRST QUARTER EARNINGS

HUNTINGTON, INDIANA, -- Northeast Indiana Bancorp, Inc. (NEIB), the parent company of First Federal Savings Bank today announced net income of $581,000 for the first quarter ended March 31, 1999 or a 6.8% increase compared to $544,000 for the first quarter ended March 31, 1998. This represents a net income of $0.39 per share (basic) for the first quarter 1999 an increase of 21.9% compared to $0.32 per share (basic) for the same quarter 1998. The current three months earnings represents an annualized return on average equity (ROE) of 9.18% compared to 7.96% for the three months ended March 31, 1998 or a 15.3% increase.

Results for the quarter ended March 31, 1999 showed net interest income of $1.88 million compared to $1.77 million for the corresponding quarter ended March 31, 1998 or a 6.2% increase. The net interest margin of 3.70% is based on net interest income divided by average earning assets net of reserves. The net interest margin for March 31, 1999 increased 0.4% compared to the same period 1998 of 3.65%.

Total Assets at March 31, 1999 of $214.4 million compared to $200.3 million at March 31, 1998 reflects a 7.0% increase. The return on average assets (ROA) of 1.10% for the current quarter ended compares to first quarter 1998 of 1.09%. Shareholder equity at March 31, 1999 was $25.2 million compared to Shareholder equity at March 31, 1998 of $26.7 million.

The company continues to buyback its own stock and has purchased $3.9 million of Treasury Stock during the last year. The current stock repurchase program announced in July 1998 is continuing. Through today NEIB has purchased approximately 160,000 of the 181,000 shares authorized to be repurchased by NEIB's board. The approximately 21,000 shares remaining can be purchased from time to time over the remaining three months. The book value of NEIB's stock is $15.23 compared to last year's corresponding period of $14.39 and the last reported trade of the stock in March 1999 was $14.25 per share.

Northeast Indiana Bancorp, Inc. is headquartered at 648 North Jefferson Street, Huntington, Indiana 46750 and the Company is traded on the Nasdaq National Market under the symbol "NEIB".

                                     -More-
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                                             NORTHEAST INDIANA BANCORP
                                    CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                                    (Unaudited)

                                   CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

                                      ASSETS                                         March 31,      December 31,
                                                                                       1999             1998
                                                                                   ------------     ------------
Interest-earning cash and cash equivalents                                         $  3,614,309     $  4,079,792
Noninterest earning cash and cash equivalents                                         2,181,317        2,215,845
                                                                                   ------------     ------------
   Total cash and cash equivalents                                                    5,795,626        6,295,637
Interest earning deposits in financial institutions                                     100,000          100,000
Securities available for sale                                                        11,961,484       13,658,691
Securities held to maturity estimated market value of $493,160 and $528,424 at
March 31, 1999                                                                          493,160          528,424
and December 31, 1998
Loans receivable, net of allowance for loan loss March 31, 1999 $1,558,346 and
December 31, 1998 $1,454,000                                                        190,600,078      185,906,309
Real estate owned                                                                        52,496          110,712
Accrued interest receivable                                                             416,978          487,393
Premises and equipment                                                                2,365,602        2,265,347
Investments in limited liability partnerships                                         1,383,032        1,400,000
Other assets                                                                          1,194,010        1,672,079
                                                                                   ------------     ------------
    Total Assets                                                                   $214,362,466      212,424,592
                                                                                   ============      ===========
                       LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits                                                                            123,170,320      123,335,582
Borrowed Funds                                                                       65,203,942       63,080,275
Accrued interest payable and other liabilities                                          818,577        1,004,099
                                                                                   ------------     ------------


    Total Liabilities                                                              $189,192,839      187,419,956
                                                                                   ------------     ------------

Retained earnings - substantially restricted                                         25,169,627       25,004,636
                                                                                   ------------     ------------

    Total Liabilities and Shareholder's Equity                                     $214,362,466      212,424,592
                                                                                   ============      ===========

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                        CONSOLIDATED STATEMENTS OF INCOME

                                                  Three Months Ended
                                                       March 31,
                                                  1999           1998
                                               ----------     ----------
Total interest income                          $4,050,135     $3,973,254
Total interest expense                          2,166,212      2,205,722
                                               ----------     ----------
   Net interest income                         $1,883,923     $1,767,532
                                               ----------     ----------
Provision for loan losses                         100,500         90,000
                                               ----------     ----------
   Net interest income after provision for
   loan losses                                 $1,783,423     $1,677,532
                                               ----------     ----------
Total noninterest income                          189,291        169,407
                                               ----------     ----------
   Total noninterest expenses                   1,031,403        947,225
                                               ----------     ----------
  Income before income tax expenses            $  941,311     $  899,716
                                               ----------     ----------
Income tax expenses                               360,287        356,171
                                               ----------     ----------
     Net Income                                $  581,024     $  543,545
                                               ==========     ==========

                             SELECTED FINANCIAL DATA

                                                             Three Months Ended
                                                                  March 31,
                                                         1999                   1998
                                                       --------               --------
Basic Earnings per share                               $   0.39               $   0.32
Dilutive Earnings per share                            $   0.37               $   0.31
Net interest margin                                        3.70%                  3.65%
Return on average assets                                   1.10%                  1.09%
Return on average equity                                   9.18%                  7.96%
                                                              At March 31st
Stockholders' equity as a % of total assets               11.74%              $  13.34%
Book value per share                                   $  15.23               $  14.39